Exhibit 23.3

Date: March 22, 2022

Xponential Fitness

17877 Von Karman Ave.

Irvine, CA 92614

Dear Sirs or Madams:

We, Frost & Sullivan of 321l Scott Blvd, #203, Santa Clara, California, 95054, hereby consent to the filing with the Securities and Exchange Commission of a Registration Statement on the S-1, and any amendments thereto, of Xponential Fitness, and any related prospectuses of (i) our name and all references thereto, (ii) all references to our preparation of an independent overview of the “Total Addressable Market (TAM) Assessment on the US Boutique Fitness Market” (the “Industry Report”), and (iii) the statement(s) set out in the Schedule hereto. We also hereby consent to the filing of this letter as an exhibit to the S-1.

We further consent to the reference to our firm, under the caption “Industry and Market Data” and “Our Industry” in the S-1, as acting in the capacity of an expert in relation to the preparation of the Industry Report and the matters discussed therein.

Regards,

Name: Debbie Wong

Designation: Vice President

For and on behalf of

Frost & Sullivan

SCHEDULE

•

In 2021, we commissioned Frost & Sullivan to conduct an independent analysis to assess the total addressable market on the U.S. boutique fitness market. The estimates provided by Frost & Sullivan include the impact of the coronavirus (“COVID-19”) pandemic.

•	The U.S. boutique fitness market was estimated at $21.1 billion in 2019, according to an independent analysis we had commissioned from Frost & Sullivan.

•	Frost & Sullivan estimates that the total addressable U.S. boutique fitness market will reach $22.1 billion in 2022 and will grow at a CAGR of approximately 5.8% between 2022 and 2025.

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